Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Amounts in thousands except ratio)

(Unaudited)

Six Months Ended June 30, 2002
As Restated
Earnings:
Income before income taxes, net of minority interest in income of subsidiaries	$66,776
Adjustments:
Net interest expense (1)	66,238
Amortization of capitalized interest	4,815
Portion of rental expense representative of interest	1,765
Undistributed income of affiliate	18,724
Preferred dividends paid in cash (2)	(1,869)
Minority interest in income of subsidiaries	29,834

$186,283

Fixed Charges:
Net interest expense (1)	$66,238
Capitalized interest	2,294
Preferred dividends paid in cash (2)	1,869
Portion of rental expense representative of interest	1,765

$72,166

Ratio of earnings to fixed charges	2.6

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.
(2)	During the second quarter of 2002, the Company redeemed all outstanding shares of preferred stock.